UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13 a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of December 2025

Perusahaan Perseroan (Persero)

PT Telekomunikasi Indonesia Tbk

(Exact name of Registrant as specified in its charter)

Telecommunications Indonesia

(A state-owned public limited liability Company)

(Translation of registrant’s name into English)

Jl. Japati No. 1 Bandung 40133, Indonesia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F ☑ Form 40-F 

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  No ☑

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  No ☑

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: December 2, 2025	Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk By: /s/ Jati Widagdo ---------------------------------------------------- (Signature) Jati Widagdo SVP Corporate Secretary

Number	:	Tel.43/LP 000/COP-M0000000/2025

Jakarta,	December 2, 2025

To.

Board of Commissioners of the Indonesian Financial Services Authority

Attn. Chief Executive of Capital Market Supervision, Derivative Finance and Carbon Exchanges

Sumitro Djojohadikusumo Building

Jl. Lapangan Banteng Timur No.2-4

Jakarta 10710

Re	:	The Composition of Audit Committee of PT Telkom Indonesia (Persero) Tbk

Dear Sir/Madam,

In order to comply with Indonesian Financial Services Authority Regulation No.55/POJK.04/2015 regarding the Establishment and Guidelines for Audit Committees and based on Decision of the Board of Commissioners of Perusahaan Perseroan (Persero) PT Telekomunikasi Indonesia Tbk Number 20/KEP/DK dated December 1, 2025, we hereby report that there has been a change in the members of the Company’s Audit Committee as follows:

Previous Audit Committee Member	:	Mr. Edy Sihotang (Financial Expert/ Independent Member)

Current Audit Committee Member	:	Mr. Irhoan Tanudiredja (Financial Expert/ Independent Member)

Thus, we submit this report. Thank you for your attention.

Best regards,

/s/ Jati Widagdo

Jati Widagdo

SVP Corporate Secretary